Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors of
Lamar Advertising Company
We consent to the use of our reports dated February 27, 2008, with respect to the consolidated balance sheets of Lamar Advertising Company and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2007, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
Our reports for the year ended December 31, 2007 refer to a change in the method of accounting for share-based payments and quantifying errors.
/s/ KPMG LLP
Baton Rouge, Louisiana
October 29, 2008